May 24, 2006

Searchlight Minerals Corp.
C/o Camlex Management (Nevada) Inc.
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

Re: Searchlight Minerals Corp.
Form SB-2
File No. 333- 133929
Filed April 3, 2006, as Amended April 26, 2006

Dear Sir or Madam:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please note that the use of the terms mineral reserve or reserve are defined in
        Industry Guide 7. Do not use the term "reserve" in a casual manner as if referring
        to mineral materials. See
        http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7 for the
        reserve definitions. Clarify your disclosure accordingly.

2.   The word "development" has a very specific meaning under Industry Guide
        7(a)(4).   It references the "development stage" when companies are engaged in
        preparing reserves for production. If you do not have any "reserves," as defined

by Guide 7, please remove the terms "develop," or "development" throughout the document, and replace them, as needed, with the terms "explore" or "exploration."

3.   You disclose Mountain States R&D International, Roshan Bhappu and other professional or business names as experts concerning your exploration work. Please file as exhibits the written consent from experts whose name you cite and whose work you incorporate into your document. These consents should concur with the summary of the reports contained in the document, agree to being named as experts in the document and agree to the filing of the consent as an exhibit to the registration statement.

4.   Please note, as outlined in Industry Guide 7, "reserves" for a mineral property should not be designated unless:
- Competent professional engineers conduct a bankable engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined at a commercial rate and a profit made.
- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Fee Table

5.   Please calculate the fee in the manner and using the timeframes specified by rule 457(c). Your reliance on rule 457(g) is inappropriate because you are not registering the warrants or the exercise of the warrants.

Prospectus

6.   Please avoid reliance on defined terms like those in quotation marks and parentheses. If the terms are clear from context, the definitions are not necessary. If the terms are unclear, please clarify.

Cover Page

7.   Your cover page exceeds the one page limit imposed by Item 501 of Regulation S-B. Much of the information you include here is very detailed and is repeated in the prospectus. Move the information that is not required by Item 501 or is not key to an investment decision off the cover page. This will enable you to limit the cover to one page.

Summary, page 5

8.   Early in this section, disclose that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

9.   The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.

10.   Briefly disclose why the number of shares outstanding decreased by over half. Also, tell us when you filed proxy material seeking approval of the split.

Risk Factors, page 7

11.   Unless you can substantiate significant technical training and/or experience in minerals exploration, mining or mineral processing by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

Glossary of Technical Terms, page 11

12.   As noted above, under Industry Guide 7 development does not begin until a reserve has been demonstrated, and the stage where reserves are prepared for production. Please clarify your disclosure and indicate that you are in the exploration stage.

13.   As the term "inventory" has a specific accounting usage, please replace the term mineral inventory with other terms, such as mineral material or mineralized

materials, as appropriate throughout your disclosure.

As an alternative, you may want to use the term "mineralized material." As we use it, it means a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Only mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples can be called "mineralized materials." Mineralized materials should be reported as "in place" grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves.

14.   Please note that as defined by Industry Guide 7, the term "ore" has the same meaning as "reserve." Limit the usage of this term to instances where you may use the term "reserve," as defined by the guide.

Selling Security Holders, page 12

15.   Here and in your beneficial ownership table on page 21, please identify the individuals who beneficially own the securities held in the name of the entities mentioned in the tables.

16.   Please tell us whether any of the selling security holders are broker-dealers or their affiliates.

17.   Please provide us a table that clearly reconciles the number of securities mentioned in the numbered paragraphs on pages 12 and 13 with the number of securities involved in each transaction as mentioned in your fee table.

18.   Please tell us how you determined the price per unit and the exercise price of the warrants in each transaction.

19.   Please disclose the exercise price of each warrant, like those mentioned in the paragraphs numbered 6, 7 and 8. Also disclose the nature of the "services provided."

20.   With a view toward clarified disclosure of the transaction mentioned in the paragraph numbered 9, please tell us:

- the terms of the transactions between K. Ian Matheson and the selling stockholders; and
- the date, nature and price of the transactions in which K. Ian Matheson acquired the shares subsequently transferred to the selling stockholders.

21.   Please clarify how beneficial ownership before the offering can be less than beneficial ownership after the offering.

Legal Proceedings, page 19

22.   Please spell out the term you refer to as "NRS." In general, do not utilize abbreviations not commonly understood by investors.

Directors, Executive Officers… page 19

23.   Please revise the disclosure regarding each individual to show clearly that you have provided all required information regarding his experience for the past five years, including sufficient information for investors to evaluate the business experience. Also disclose when each individual's association with your company began.

24.   For Mr. McNeil, please provide a more complete description of the business started, such as product or service, annual revenues and number of employees, and the executive management positions held in other businesses.

Term of Office, page 20

25.   With a view to more complete disclosure regarding the one-year term, please tell us when you have last held an annual meeting of stockholders and when your next meeting is scheduled.

Security Ownership… page 21

26.   The footnotes as numbered appear inaccurate. Please revise or advise.

Description of Securities, page 22

27.   We note your references to preferred stock under the heading "Common Stock."

Please disclose the number of authorized and outstanding shares of preferred stock and describe how the rights of the preferred stockholders could affect the common stockholders. Add any appropriate risk factors.

Nevada Anti-Takeover Laws, page 23

28.   Refer to the last sentence of this section. Please clarify whether you satisfy the statutory conditions for the law to apply to you. If so, please summarize the operation of the law.

Organization Within the Last Five Years, page 24

29.   Please arrange the information in this section in chronological order.

30.   Please disclose the terms of the major transactions and clearly describe any changes in control.

Nanominerals Corp, page 24

31.   The relationship between your (1) agreement to issue warrants for 6,000,000 shares exercisable at $0.75, and your (2) issuance of 10,000,000 warrant exercisable at $ 0.375 is unclear. Please revise to clarify.

Corporate History, page 25

32.   Please disclose how you disposed of the assets and liabilities of your previous businesses.

Description of Property, page 28

33.   Clarify who actually owns the Clarksdale site, and the nature of the interests of the various parties, and any underlying agreements or ownership.

34.   Remove all tonnage and/or grade estimates that are not based on drilling results, and estimated using standard engineering approaches.

35.   Until such time that you have an engineering basis, based on a bankable feasibility study, for your estimates of daily tonnage of your processing plant, operating life, and capital costs, refrain from disclosing this type of information. Remove all estimates of daily processing tonnage, operating life, capital costs,

and discussions of the potential to expand operations.

36.   Much of your disclosure appears to be speculation or inference based on very
        limited investigations.
        • Refrain from making assertions about the future of your Clarksdale project
          until you have completed your engineering and marketing studies to a
          bankable feasibility study level.
        • Clarify your disclosure about the Clarksdale project throughout this
          document that you have only preliminary data and analyses, and little can
          be stated with assurance about the parameters of your project.
        • Remove figure 3, as it is based on limited metallurgical testing.

37.   In the Metallurgy section, disclose if there have been any CERCLA studies or
        investigations of your Clarksdale site. As supplemental information, provide the
        basis of your assertions that the site has no environmental issues.

38.   Bring all of your disclosure about your project up to date, and focus your
        disclosure on the exploration stage activities you have accomplished. For
        instance, for your Clarksdale site:
        • Disclose analytical approaches, and types of drilling used,
        • Clarify who was in charge of the drilling, of the sampling, and when
          Mountain States or some other third party began the chain-of-custody
          procedures, and for which samples,
        • Outline the quality control approaches you used in your drilling, sampling
          and analyses,
        • Provide a discussion that clarifies the difference between total metal
          analyses and extractable metal analyses,
        • Provide a discussion of the extent you have characterized and not as yet
          characterized the smelter/slag pile to date,
        • Summarize the physical and chemical nature of the smelter rejects and
          slag, as you understand I,
        • Provide a summary of the metallurgical investigations and the objective of
          the investigations you have made to date, or previous investigations by
          others that you are relying on.

Clarkdale Slag Project, page 28

39.   Please describe Verde River Iron Co., focusing their role as current owner of the
        slag property and their role as the company's joint venture partner. For example,

discuss the following matters:

- their rights to the slag pile and the basis for those rights, and;

- their prior experience in line of business of the joint venture.

40.   Please tell us who owns Verde and their relationship to you and your affiliates.

41.   Describe any material prior attempts to exploit the slag pile, including material efforts to determine economic feasibility.

42.   Please revise to clarify the purpose of the $10,000,000 payment to a principal of Verde. Clarify the priority of this payment in the payment of various project expenses and describe any demand rights to payment.

43.   Discuss the $10,000,000 "operating reserves" requirements of the JV agreement. How is this related to the required payment of $10,000,000 to the principal of Verde?

Acquisition of Clarksdale Slag Project, page 30

44.   Please tell us your specific requirements and obligations under the joint venture Agreement and your plans to fulfill these obligations. Your expected time frame should be discussed. Also, refer to our separate comment on your plan of operations.

Capital Costs, page 32

45.   Please describe the terms of the URS contract. If a material contract, file as an exhibit. Provide similar disclosure regarding your arrangement with Mountain States R&D International Inc. mentioned in the next section.

Current Status, page 32

46.   In the table marked "SD1-SD6" please explain the term "opt" in the column for gold.

Searchlight Claims, page 35

Location, Access and History of Exploration, page 35

47.   Please explain the term "unpatented placer mining claims."

48.   Please provide support for the information regarding 250,000 ounces of gold produced from 1900-1950 in this region, and claims for specific mineralization at the Searchlight claim.

Results of Operations, page 42

49.   Please replace the vague disclosure represented by the word "certain" in the first paragraph with specific discussion and analysis of your material obligations.

50.   It is unclear why the percentage change for identical amounts results in differing figures. Please revise or advise.

51.   Please discuss the principal components of mining exploration expenses and general and administrative. Also explain the reasons for the increase in management fees so investors can evaluate effect of any trends.

52.   Briefly explain what intangible assets were impaired and why.

Liquidity and Financial Condition, page 43

53.   Discuss capital-raising activities during the periods covered.

Certain Relationships, page 45

54.   Regarding the transactions mentioned in the first paragraph, please:

- disclose the date of each event mentioned,
- clarify the amount of profit involved in the $690,000 payment,
- clarify why the amount and terms of the warrants you issued differed from the agreement.

55.   Disclose the amount you paid for the report mentioned in the second paragraph.

56.   Disclose the duration of the management agreement mentioned in the penultimate paragraph. Also, disclose the actual amount paid under the agreement in each of the last two years.

57.   In the final paragraph on page 46 please revise to clarify who owed the $300,000 and who received the option to acquire 250,000 shares. Also disclose when and why the debt was issued and the terms of the debt.

58.   Explain the business purpose of the transaction wherein Mr. Harlingten transferred 48,500,000 shares to Mr. Matheson. Explain any relationship of this transaction to the February 2005 reorganization. Also, with a view toward disclosure, please tell us when Mr. Harlingten acquired the shares, the terms of the acquisition, and the terms of the transfer to Mr. Matheson.

59.   Please provide the disclosure required by Regulation S-B Item 404(d)(2) and instruction 3 to Item 404.

60.   It is unclear why you have not disclosed the transactions mentioned in the first paragraph of Note 6 to your financial statements. Please note that transactions with parties who were related at the time of the transaction should be disclosed in this section.

61.   File the agreements mentioned in this section as exhibits to the registration statement.

Market for Common Equity…, page 47

62.   Please adjust all market prices reported to give retroactive effect to the split. Also revise footnote (1) accordingly.

Executive Compensation, page 48

Management Compensation, page 48

63.   The meaning of the symbol "*" appearing at the top of the column *Options/SAR's* is unclear. Please revise or advise.

Stock Option Grants, page 49

64.   With respect to the third column in the table, the "(1)" is unclear as there is no related footnote. With respect to the entries shown opposite each name, it is unclear why they would be "N/A" rather than a percentage of the total issued during the fiscal year.   See Regulation S-B Item 402(c)(2)(iii).

Report of Independent Registered Public Accounting Firm, page F-2

65.   Please revise the Report of Independent Registered Public Accounting Firm on page F-1 to remove the reference to 2003 since these financial statements are not included.

66.   The Report of Independent Registered Public Accounting Firm should reference
        the inception to date information in the third paragraph on page F-2.

Financial Statements, page 51

General

67.   Please update the financial statements, if necessary, as required by Item 310 of
        Regulation S-B.

68.   Include updated accountant's consents with all amendments to the filing.

69.   Please tell us how you will account for the "penalty units" issued on February 6,
        2006 discussed on page 13. In addition, clarify your obligations under these
        private placements, including whether you have any obligation after the
        registration statement on Form SB-2 is declared effective such as the requirement
        to maintain effectiveness.

Balance Sheets, page F-3

70.   We note that you capitalized $127,134 for mining concessions and $690,000 for
        the joint venture agreement. Please tell us how the capitalization of these costs is
        in accordance with your mining property acquisition and exploration costs
        accounting policy on page F-9 which states that you "expense all costs related to
        the acquisition and exploration of mineral properties in which we have secured
        exploration rights prior to establishment of proven and probable reserves. To
        date, we have not established the commercial feasibility of any exploration
        prospects; therefore, all costs are being expensed."

71.   In addition, the basis for the capitalization of these costs and their recoverability
        should be addressed. The basis of the valuation of the stock issued for these assets
        should also be disclosed in Note 3 on page F-12.

Statements of Operations, page F-4

72.   Please revise the statements of operations to present expense for stock-based
        compensation in the same line or lines as cash compensation paid to the same
        employees in accordance with SAB Topic 14F.

73.   The footnotes should be revised to disclose details of the asset impairments
        recorded in fiscal 2004.

Searchlight Minerals Corp.
c/o Camlex Management (Nevada) Inc.
 May 24, 2006
Page 12

Note 1. History, page F-8

74.   Please tell us why the reorganization from a biotech to mineral exploration
        company was not accounted for as a discontinued operation.

Note 1. Going Concern, page F-9

75.   Please revise to include your specific viable plan of operations, including your
        plan and time frame to complete each of the phases discussed on pages 34 and 40
        and the expected sources for the substantial financing necessary for this project.
        Your discussion of "future financing" on page 44 should provide more insight
        into expected sources to satisfy financing needs. You should also discuss the
        expected impact if you are not able to raise the necessary financing. Additional
        disclosure should be included in MD&A. Please refer to FRC 607.02.

Note 4. Joint Venture Agreement, page F-12

76.   Please tell us how you accounted for the acquisition of the joint venture interest.
        In addition, clarify your ownership percentage.

Note 5. Loans Payable, page F-13

77.   We note that the related party loan payable does not bear interest. Please revise to
        accrue all costs of doing business for all periods, including interest on the non-
        interest bearing loan, compensation (page 48), and any other services, equipment
        or property provided without charge as required by SAB Topic 1.B.1.

Note 8. Stockholder's Equity, page F-14, page F-14

78.   Disclose details of the basis for the valuations assigned to the stock issuances
        during fiscal 2005 for services, cancellation of debt, acquisition of mining
        concessions, etc.
Exhibits

79.   Remove the technical reports attached as exhibits. Industry Guide 7 specifically
        prohibits technical studies being attached to registration statements.

Undertakings, page 58

80.   Include the undertaking pursuant to Regulation S-B Item 512(g) as applicable.

Form 10QSB, dated September 30, 2005

Acquisition of Clarkdale Slag Project, page 5

81.   You disclose that you intend to pursue a four phase work program for the purpose of processing up to 2/3 or 20,000,000 tons minimum of slag from a copper smelter slag pile located at the Clarkdale Slag Project site. Please remove your disclosure of estimates of quantities of material you intend to process until grade and quantity have been estimated using standard engineering techniques.

Form 10-KSB filed April 17, 2006

82.   Please amend your Form 10-KSB to conform to comments in this letter, as applicable.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer at (202) 551-3705 regarding engineering comments. Please contact Alan Morris at (202) 551-3601 or me at (202) 551- 3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc.   Conrad Nest
       VIA TELEFAX (604) 687-6650